U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 2000
                                                -------------



                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.

                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

              For the quarterly period ended  June 30, 2000
                                             --------------



                               Table of Contents
                               -----------------

  Item
   No.                             Title                                 Page
--------   --------------------------------------------------------      -----
    1      Organization Chart                                              1

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           3

    3      Associate Transactions                                          4

    4      Summary of Aggregate Investment                                 7

    5      Other Investments                                               8

    6      Financial Statements and Exhibits:

               A - Financial Statements                                    9

               B - Exhibits                                               10

               C - Certificate of GPU, Inc.                               11

           Signature                                                      12



Note:   All dollar  amounts  shown in this Form U-9C-3 are  expressed  in
---- thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.


                                            ITEM 1 - ORGANIZATION CHART

                                           Energy (ERC)
                                           or Gas (GRC)         Date of        State of     Percentage of Voting     Nature of
        Name of Reporting Company        Related Company      Organization   Organization    Securities Held **      Business
        -------------------------        ---------------     ------------   -------------   ------------------     -----------
GPU, Inc. (a)
---------

GPU Advanced Resources, Inc.                   ERC              09/13/96        Delaware          100.0%               (b)

GPU International, Inc. (a)
-----------------------

Elmwood Energy Corporation                     ERC              02/13/87        New Jersey        100.0              (c),(d)
  Prime Energy Limited Partnership             ERC              05/08/86        New Jersey         50.0                (d)
Geddes II Corporation                          ERC              06/24/98        Delaware          100.0                (c)
Geddes Cogeneration Corporation                ERC              03/23/89        New York          100.0                (c)
  Onondaga Cogeneration Limited Partnership    ERC              06/08/88        New York          100.0                (b)
EI Selkirk, Inc.                               ERC              10/31/94        Delaware          100.0                (c)
 Selkirk Cogeneration Partners
        Limited Partnership                    ERC              06/06/90        Delaware           19.2                (d)
NCP Energy, Inc.                               ERC              11/21/89        California        100.0                (c)
  Syracuse Orange Partners L.P.                ERC              04/02/91        Delaware            4.9                 *
NCP New York, Inc.                             ERC              07/09/93        Delaware          100.0                 *
NCP Brooklyn Power, Inc.                       ERC              07/09/93        Delaware          100.0                 *
NCP Gem, Inc.                                  ERC              05/23/91        Delaware          100.0                (c)
NCP Lake Power, Inc.                           ERC              05/23/91        Delaware          100.0              (c),(d)
  Lake Investment, L.P.                        ERC              05/23/91        Delaware          100.0                (c)
    Lake Cogen, Ltd.                           ERC              03/13/91        Florida            49.9 (g)            (d)
NCP Pasco, Inc.                                ERC              05/23/91        Delaware          100.0                (c)
NCP Dade Power, Inc.                           ERC              05/23/91        Delaware          100.0              (c),(d)
  Dade Investment, L.P.                        ERC              05/23/91        Delaware          100.0                (c)
    Pasco Cogen, Ltd.                          ERC              03/13/91        Florida            49.9                (d)
NCP Houston Power, Inc.                        ERC              12/02/93        Delaware          100.0              (c),(d)
NCP Perry, Inc.                                ERC              12/02/93        Delaware          100.0                (c)
  Mid-Georgia Cogen, L.P.                      ERC              12/03/93        Delaware           50.0                (d)
EI Services, Inc.                              ERC              10/07/93        Delaware          100.0                (d)
NCP Ada Power, Inc.                            ERC              07/31/93        California        100.0                 *
Umatilla Groves, Inc.                          ERC              06/17/92        Delaware          100.0                 *
NCP Commerce Power, Inc.                       ERC              08/31/93        California        100.0                 *
Armstrong Energy Corporation                   ERC              07/14/88        New Jersey        100.0                 *
  AEC/REF Fuel, Limited Partnership            ERC              12/22/89        Pennsylvania      100.0                 *
EI Fuels Corporation                           ERC              08/09/90        Delaware          100.0                (e)
GPU Solar, Inc.                                ERC              07/09/97        New Jersey         50.0                (f)
GPUI Lake Holdings, Inc.                       ERC              03/03/97        Delaware          100.0                 *
GPU Generation Services - Lake, Inc.           ERC              04/05/99        Delaware          100.0                (d)*
GPU Generation Services - Pasco, Inc.          ERC              04/05/99        Delaware          100.0                (d)


*    Inactive.

** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as applicable.

(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)  This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI acquired an additional 50% limited partnership interest in Lake Cogen, Ltd. (Lake) which was assigned and transferred to New Lake Corp. (New Lake), an unaffiliated company, for a promissory note. GPUI has indemnified New Lake against all claims and liabilities incurred relating to the operations of Lake. In turn, New Lake has agreed to sell its interest in Lake to a purchaser yet to be designated by GPUI. Based on this, Lake and New Lake are included as consolidated entities in GPUI's financial statements.


            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------


     In the second quarter of 2000, a letter of credit used to collateralize certain obligations of Mid-Georgia Cogen, L.P. with respect to its 30-year power purchase agreement with Georgia Power was increased to $965 thousand from $642 thousand. The letter of credit is guaranteed by GPU, Inc.


          ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                Type of     Principal                            Company to      Collateral     Consideration
                                Security    Amount of    Issue or   Cost of    whom  Security    Given with       Received
Company Issuing Security        Issued      Security     Renewal    Capital      was Issued      Security      for Each Security
------------------------        --------    ---------    --------   -------    --------------    ----------    -----------------
          None.





                          Company Contributing                 Company Receiving      Amount of Capital
                                Capital                              Capital             Contribution
                          --------------------                 -----------------      ------------------
                                 None.





Note:  The  information  provided  in Item 2 presents  the  activities  of the
----   reporting period only.


                         ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies



                                                                                                      Total
  Reporting Company          Associate Company                                                        Amount
  Rendering Services         Receiving  Services             Types of Services Rendered               Billed
  ------------------         -------------------             -------------------------                ------
EI Services, Inc.          Mid-Georgia Cogen, L.P.            Operations management                  $ 99 (1)

NCP Houston Power, Inc.    Mid-Georgia Cogen, L.P.            Accounting and  administration           13 (1)

EI Fuels Corporation       Mid-Georgia Cogen, L.P.            Fuel supplies and management              - (1)
                                                              services

NCP Lake Power, Inc.       Lake Cogen, Ltd.                   Accounting, administration and          102 (1)
                                                              operations and maintenance (O&M)
                                                              management

NCP Dade Power, Inc.       Pasco Cogen, Ltd.                  Administration                           49 (1)

Geddes Cogeneration        Onondaga Cogeneration Limited      Accounting, administration and          262 (1)
Corporation                Partnership                        O&M management

Elmwood Energy             Prime Energy Limited Partnership   Accounting and administration            96 (1)
Corporation

GPU Generation Services -  Pasco Cogen, Ltd.                  O&M services                            676 (1)
Pasco, Inc.


Notes: The information provided in Item 3 presents the activities of the ----- reporting period only. The amounts required under the caption "Total
        Amount Billed" are being filed pursuant to request for confidential treatment.

    (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.


                        ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                                      Total
     Associate Company     Reporting Company                                                          Amount
    Rendering Services     Receiving  Services                Types of Services Rendered              Billed
    ------------------     ---------  --------                --------------------------              ------
GPU International, Inc.    Prime Energy Limited Partnership   O&M management                          $384

GPU International, Inc.    EI Services, Inc.                  Operations management for                  4 (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Houston Power, Inc.            Accounting and administration for        103 (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Lake Power, Inc.               Accounting, administration and O&M        99 (1)
                                                              management for Lake Cogen, Ltd.

GPU International, Inc.    NCP Dade Power, Inc.               Administration for Pasco
                                                              Cogen, Ltd.                               67 (1)

GPU International, Inc.    Onondaga Cogeneration Limited      O&M management                             - (1)
                           Partnership

GPU International, Inc.    Geddes Cogeneration Corporation    Accounting and administration for        143 (1)
                                                              Onondaga Cogeneration Limited
                                                              Partnership

GPU International, Inc.    Elmwood Energy Corporation         Accounting and administration for         90 (1)
                                                              Prime Energy Limited Partnership

GPU International, Inc.    NCP Energy, Inc.                   Accounting and administration for          3 (1)
                                                              Syracuse Orange Partners L.P.

GPU International, Inc.    GPU Solar, Inc.                    Management, marketing and technical        - (1)
                                                              expertise for GPU Solar, Inc.




                        ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies  (Continued)


                                                                                                        Total
  Associate Company        Reporting Company                                                            Amount
  Rendering Services       Receiving Services                 Types of Services Rendered                Billed
-----------------------    -----------------------------      ----------------------------              ------
GPU International, Inc.    GPU Advanced Resources, Inc.       Certain general and administrative      $  - (1)
                                                              services for GPU Advanced  Resources,
                                                              Inc.

Metropolitan Edison        GPU Advanced Resources, Inc.       Certain general and  administrative        - (2)
Company                                                       services for GPU Advanced Resources,
                                                              Inc.

GPU Service, Inc.          GPU Advanced Resources, Inc.       Legal and certain general and             43 (3)
                                                              administrative services for
                                                              GPU Advanced Resources, Inc.


 Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

       (1) The amounts shown include overhead charges applied, at a rate of 160%, to employee salaries billed for services rendered. No capital costs were charged.

       (2) The amounts shown include overhead charges applied, at a rate of 36.78%, to employee salaries billed for services rendered. No capital costs were charged.

       (3) The amounts shown include overhead charges applied, at a rate of 37.04%, to employee salaries billed for services rendered. No capital costs were charged.


                                     ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
   Total average consolidated capitalization as of  June 30, 2000               $11,400,306                     Line 1
                                                   ---------------
     Total capitalization multiplied by 15% (line 1 multiplied by 0.15)           1,710,046                     Line 2
     Greater of $50 million or line 2                                                         $1,710,046        Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
        Ownership and operation of qualifying  facilities (Category VIII)            31,429
        Energy  services  and  retail  energy  sales  (Category  V)                  25,900
        Fuel  management services (Category IX)                                           -
        Operations and maintenance  services  (Category  VII)                             -
        Development  and  commercialization  of  photovoltaics  (Category II)           450
                                                                                  ---------

             Total current aggregate investment                                                   57,779        Line 4
                                                                                              ----------

     Difference between the greater of $50 million or 15% of capitalization  and the total aggregate investment of the registered holding company
          system (line 3 less line 4)                                                         $1,652,267        Line 5
                                                                                             ==========




Notes: The caption "Total average consolidated capitalization" includes total ----- common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.


                                            ITEM 5 - OTHER INVESTMENTS

                                        Aggregate Investment as of      Change in  Investments         Reason for Change
Major Line of Energy-Related Business       March 31, 2000               During Reporting Period        in Investments
-------------------------------------       --------------               -----------------------    -----------------------------

Ownership and operation of qualifying
    facilities (Category VIII)                  $151,790 *                   $  323                 In  the  second   quarter  of
                                                                                                    2000, a letter of credit used
                                                                                                    to   collateralize    certain
                                                                                                    obligations   of  Mid-Georgia
                                                                                                    Cogen,  L.P.  with respect to
                                                                                                    its  30-year  power  purchase
                                                                                                    agreement with Georgia Power,
                                                                                                    was    increased    to   $965
                                                                                                    thousand from $642  thousand.
                                                                                                    The   letter   of  credit  is
                                                                                                    quaranteed by GPU, Inc.


Energy services and retail energy
  sales (Category V)                              25,900                          -                 No change.


Fuel management services (Category IX)                **                          -                 No change.

Operations and maintenance
  services (Category VII)                             **                          -                 No  change.


Development and commercialization of
  photovoltaics (Category II)                        450                          -                 No change.




* The caption "Aggregate Investment as of March 31, 2000" includes $120,684 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof. The $120,684 includes a reduction of $16,500 for dividends paid to GPU, Inc. by GPU International.

**    The  amounts  invested  in  such  energy-related  companies,   which  are
      immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities (Category VIII)."

                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS



A.  Financial Statements
    ---------------------

  A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended June 30, 2000.

  A-2 Financial statements of Elmwood Energy Corporation for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-3    Financial  statements  of  Prime  Energy  Limited  Partnership  for the
         quarter   ended  June  30,  2000  -  filed   pursuant  to  request  for
         confidential treatment.

  A-4 Financial statements of Geddes Cogeneration Corporation for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-5 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-6 Financial statements of NCP Energy, Inc. for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-7 Financial statements of NCP Lake Power, Inc. for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-8 Financial statements of NCP Dade Power, Inc. for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-9 Financial statements of NCP Houston Power, Inc. for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-10 Financial statements of Mid-Georgia Cogen, L.P. for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-11 Financial statements of EI Services, Inc. for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-12 Financial statements of GPU Solar, Inc. for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-13 Financial statements of EI Fuels Corporation for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-14 Financial statements of Geddes II Corporation for the quarter ended June 30, 2000 - filed pursuant to request for confidential treatment.

  A-15   Financial  statements of GPU Generation  Services - Pasco, Inc. for the
         quarter   ended  June  30,  2000  -  filed   pursuant  to  request  for
         confidential treatment.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

  B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-6 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-7 Contract between GPU International, Inc. and Prime Energy Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-8 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-9 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

  B-10 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

    --------

  B-11 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services - incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.

  B-12 Contract between GPU Generation Services - Pasco, Inc. and Pasco Cogen, Ltd. to provide O&M services - incorporated by reference to Exhibit B-15 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1999.



Note: Services rendered by GPU International, Inc. to EI Services, Inc., ----- NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc.,
         Geddes Cogeneration Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.



C.  Certificate of GPU, Inc.
    ------------------------

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                              GPU, INC.


August 29, 2000
                              By /s/ P. E. Maricondo
                                 -------------------
                                 P. E. Maricondo,
                                 Vice President and Comptroller
                                 (principal accounting officer)